UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: June 12, 2023	By:	/s/ Matthew Husson
	Name:	Matthew Husson
	Title:	General Counsel & Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
99.1	Form 62-103F1 Early Warning Report dated June 12, 2023